UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

April 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2005-15 April 14, 2005

DESCRIPTION:

Queenstake Amends News Release 2005-14 Released Earlier This Morning.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date April 14, 2005

By                         "Dorian L. Nicol"" (signed)

                                        (Signature)

Dorian L. Nicol, President & CEO

News Release 2005-15

April 14, 2005

TSX - QRL; AMEX - QEE  - Queenstake Resources Ltd.

SEC file number 0-24096

Queenstake Amends News Release 2005-14 Released Earlier This Morning

Denver, Colorado - April 14, 2005 - Queenstake Resources Ltd. (TSX:QRL; AMEX:QEE) (the "Company") amends news release 2005-14 released at 9:00 AM EDT this morning.  Pursuant to the requirements of Canadian National Instrument 43-101 the following disclosure was omitted from news release 2005-14 titled: "Queenstake Provides Mine Production, Mill update, and Near-Mine Exploration Drilling Results from Jerritt Canyon".  The following disclosure should be read in conjunction with the maps and tables included in said news release.

Notes to Tables and Maps:

1.

A complete set of the data from which the highlighted drill results were selected, as well as maps showing mine and prospect locations, are available on the Company's website, www.queenstake.com.

2.

A description of the geology, sampling procedures, and the Company's laboratory Quality Assurance /Quality Control procedures are as described in the Company's National Instrument 43-101 Technical Report filed on February 23, 2005.  This report is available on the Company's website, www.queenstake.com.

3.

Samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

4.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Queenstake's President and Chief Executive Officer. Intercepts are reported as drilled; true widths have not yet been calculated.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the Jerritt Canyon District in Nevada, acquired in June 2003.  The Jerritt Canyon District consists of four underground mines, a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email - info@queenstake.com web - www.queenstake.com

Forward-Looking Statements - This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

1